February 27, 2006

Via US Mail and Facsimile

Mr. James D. Donlon, III
ArvinMeritor, Inc.
2135 West Maple Road
Troy, MI 48084-7806

Re: ArvinMeritor, Inc.
Form 10-K for the year ended October 2, 2005
Commission File Number: 001-15983

Dear Mr. Donlon:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within this document. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 23

1. We would expect MD&A to include a discussion of your results of operations, financial condition and changes in financial condition on a GAAP basis. Instead you have presented

your discussions of cash flows exclusively on a non-GAAP basis, here and throughout your narrative. Please revise your presentation accordingly. We will not object if you also wish to disclose the dollar impact of your accounts receivable securitization and factoring programs upon the financial performance measures on a GAAP basis

Non-GAAP Measures, page 24

2. We note that you have included the non-GAAP measure "cash flow from operations before accounts receivable securitization and factoring program, citing as support for its inclusion its usefulness to both management and investors in analysis of financial position. Please note that FR 65 requires, as support for the inclusion of non-GAAP measures, the purpose for which the measure is used by management. Your current disclosure is overly general in nature and does not provide insight to the reader of the financial statements into why this measure is important to management's analysis of financial position. It is particularly important that you meet the burden of demonstrating the usefulness of such a measure as you are eliminating a recurring item. The measure more likely would be permissible if management reasonably expected that the financial impact of the item would disappear in the near term. Please either revise your explanation to provide adequate support or remove the non-GAAP measure from the presentation of operating cash flows and from related narrative discussions.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief